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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Golden Oval Eggs, LLC
(Name of Issuer)
Class A Units
(Title of Class of Securities)
None
(CUSIP Number)
Daniel Knutson
Land O'Lakes, Inc.
P.O. Box 64101
St. Paul, MN 55164-0101
(651) 481-2222
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 15, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Land O'Lakes, Inc. I.R.S. Identification No. of Above Person: 41-0365145

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO – Consideration received for asset sale.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		1,577,842

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,577,842

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,577,842

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* See Items 4 and 5 below.

Page 3 of 7 Pages
ITEM 1. SECURITY AND ISSUER.
      Title of Class of Stock: Class A Units.
      Name of Issuer: Golden Oval Eggs, LLC
      Address of Issuer:
      340 Dupont Avenue NE
      P.O. Box 615
      Renville, MN 56284
ITEM 2. IDENTITY AND BACKGROUND.
      (a) Name of Person Filing: Land O’Lakes, Inc.
      (b) Principal business/office address: P.O. Box 64101 St. Paul, MN 55164-0101
      (c) Principal business: member-owned food and agricultural cooperative.
      (d) Conviction in a criminal proceeding during the last five years: None.
      (e) Subject, during the last five years, to a judgment, decree or final securities laws violations: None.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On June 30, 2006, Land O’Lakes, Inc. acquired 697,350 Class B Units of the Issuer as part of the Issuer’s consideration for an asset-sale transaction pursuant to which Land O’Lakes, Inc. sold its liquid eggs operations to the Issuer. On February 15, 2008, pursuant to that certain Amendment to Asset Purchase Agreement by and among Land O’Lakes, Inc. and certain of its affiliates and the Issuer and certain of its affiliates, Land O’Lakes, Inc. converted its 697,350 Class B Units into 697,350 Class A Common Units and received a seven-year warrant to purchase 880,492 Class A Convertible Preferred Units of the Issuer (the “2008 Warrant”). In addition, the warrant that the Issuer issued to Land O’Lakes, Inc. as of June 30, 2006, granting Land O’Lakes, Inc. the right to purchase up to ten percent (10%) of the Issuer’s Class A Units at a the price of $0.01 per Unit has been terminated.
ITEM 4. PURPOSE OF TRANSACTION.
Land O’Lakes, Inc. acquired the Units for investment purposes. At the present time, Land O’Lakes, Inc. has no intention to effect any of the transactions specified in Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a) On June 30, 2006, Land O’Lakes, Inc. acquired 697,350 of the Issuer’s Class B Units, which constituted 100% of the Issuer’s Class B Units issued and outstanding as of such date. On February 15, 2008, all 697,350 Class B Units held by Land O’Lakes, Inc. were converted into Class A Common Units of the Issuer. Accordingly, as of February 15, 2008, Land O’Lakes, Inc. was the holder of 12.8% of the Issuer’s outstanding Class A Common Units, based upon 5,430,877 Class A Common Units outstanding as of January 10, 2008 (adjusted for the conversion of the Class B Units), as reported in the Issuer’s Form 10-Q for the quarter ended November 30, 2007.
In connection with the Amendment to Asset Purchase Agreement, the Issuer also issued to Land O’Lakes, Inc. the 2008 Warrant for the purchase of 880,492 Class A Convertible Preferred Units. Each Class A Preferred Convertible Unit is convertible, at the option of the holder, into Class A Common Units equal to the aggregate number of units, other than Class A Preferred Units, outstanding as of the date of conversion divided by the aggregate number of Class A Common Units outstanding as of February 15, 2008, which includes the Class A Common Units issued to Land O’Lakes, Inc. upon the conversion of 697,350 Class B Units and does not include the Class A Convertible Preferred Units. The 2008 Warrant will expire on February 15, 2015 and has an exercise price of $0.01 per Class A Convertible Preferred Unit. Therefore, Land O’Lakes, Inc. is also the beneficial owner of 880,492 Class A

Common Units consisting of the Class A Common Units issuable upon exercise of the 2008 Warrant and conversion of the Class A Convertible Preferred Units as of February 15, 2008.
As of February 15, 2008, Land O’Lakes, Inc. is deemed to be the beneficial owner of 1,577,842 Class A Common Units consisting of the 697,350 Class A Common Units issued to Land O’Lakes, Inc. upon conversion of the Class B Units and the 880,492 Class A Common Units issuable upon exercise of the 2008 Warrant and conversion of the underlying Class A Convertible Preferred Units, which represents 25.0% of the Company’s Class A Common Units based upon 5,430,877 Class A Common Units outstanding as of January 10, 2008 (adjusted for the conversion of the Class B Units), as reported in the Issuer’s Form 10-Q for the quarter ended November 30, 2007.
(b) Land O’Lakes, Inc. has sole voting and dispositive power with respect to the Class A Units.
(c) Other than as stated in Item 5(a) above, Land O’Lakes, Inc. has not engaged in any transaction in the Issuer’s Class B Units, Class A Common Units or Class A Convertible Preferred Units during the sixty days immediately preceding the date hereof.
(d); (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Exhibit 1 — Golden Oval Eggs, LLC Certificate of Designation of Class A Convertible Preferred Units*
Exhibit 2 — Warrant to purchase Class A Convertible Preferred Units of Golden Oval Eggs, LLC, dated February 15, 2008*
*Incorporated by reference to the Current Report on Form 8-K dated February 15, 2008 of Golden Oval Eggs, LLC.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
None.

EXHIBIT NO.	DESCRIPTION

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:       February 20, 2008

LAND O’LAKES, INC.
By:	/s/ Daniel Knutson
	Name:	Daniel Knutson
	Title:	Senior Vice President & Chief Financial Officer